Exhibit (a)(5)(L)

news release

OMNICARE RESPONDS TO LETTER FROM PHARMERICA
AND SETS THE RECORD STRAIGHT

COVINGTON, Ky., November 15, 2011 — Omnicare, Inc. (NYSE:OCR) today issued the following statement correcting the misstatements made by Gregory Weishar, Chief Executive Officer of PharMerica Corporation (NYSE: PMC), in a letter to Omnicare dated November 14, 2011:

Since Omnicare launched its tender offer to purchase all of the outstanding shares of PharMerica common stock for $15.00 per share in cash, our goals and intentions have been clear.  We want to negotiate a mutually acceptable transaction and are willing to work with PharMerica to allay potential concerns regarding the process to reach an agreement.

Importantly, when PharMerica stockholders had an opportunity to voice their opinion by tendering shares into our tender offer, they sent a clear signal that they wanted PharMerica to engage with Omnicare.  To date, PharMerica has impeded progress and ignored the message sent by its stockholders.

Contrary to PharMerica’s claims, Omnicare is requesting standard and customary due diligence.  Omnicare launched its tender offer based solely on its review of publicly available information.  We launched our tender offer only after PharMerica refused to hold discussions with us or involve us in its sale process.  We have been — and remain — willing to discuss contractual risk, potential synergies and price as long as PharMerica affords Omnicare the opportunity to conduct a customary level of due diligence and engage in good faith negotiations.

Instead of participating in constructive discussions around Omnicare’s due diligence requests, PharMerica has impeded our ability to work towards a definitive agreement.  Upon PharMerica’s request for a due diligence list, we provided them with a customary 11-page list.  They subsequently asked us to shorten it and we sent back a significantly reduced 3-page list for review.  Rather than providing us with constructive feedback on either of the lists, PharMerica chose to respond by publicly releasing today a letter that contains no alternative path forward.

In addition to impeding progress, it is PharMerica — not Omnicare — that continues to change its conditions to engaging in meaningful discussions.  From the start of this process, we have made a reasonable request as a basis for constructive discussions: let’s begin with customary due diligence.  PharMerica, on the other hand, has made various demands relating to regulatory review as a condition to be met prior to allowing Omnicare to conduct customary due diligence.  At every turn, Omnicare has taken steps to address PharMerica’s demands and has entered into a confidentiality and joint defense agreement (JDA) that requires the parties to exchange specified regulatory information.  PharMerica has still not provided all such information as promised under the agreement.

Omnicare has always preferred to reach an agreement prior to the completion of the Federal Trade Commission’s (FTC) review.  Given PharMerica’s refusal to negotiate in good faith, Omnicare has no alternative but to continue to work independently with the FTC.

Mr. Weishar contacted John Figueroa, Omnicare’s Chief Executive Officer, stating that he was going before the FTC on November 16, 2011 and wanted to engage in a discussion about price and risk sharing, implying it would be wise to have this completed before his FTC testimony.  Rather than accede to this, Mr. Figueroa, consistent with the comments he made when agreement was reached on the JDA, indicated that Omnicare would not engage in price or risk allocation discussions without customary due diligence.

We believe an Omnicare-PharMerica combination is in the best interests of all parties.  Our true purpose in commencing this process has been to bring together our complementary businesses to enable the combined company to benefit from enhanced scale, provide a broader array of service offerings, and advance the country’s effort to lower overall healthcare costs.  With enhanced scale, we expect to bring innovations, such as our proprietary automation, to more customers.  Through expanding services and reducing costs, we expect to help our customers manage and respond to ongoing industry pressures.

The time for PharMerica to engage in meaningful discussions and commit to a base level of due diligence is now.  Given changes in the regulatory environment for institutional pharmacy services providers, including FULs, it is necessary and reasonable for Omnicare to assess PharMerica’s exposure in these areas.  Without the opportunity to conduct customary due diligence, we are unable to do so.

Since the start of this process, Omnicare has proposed a sensible, well-established path forward, including the submission of reasonable due diligence requests.  Omnicare has been, and remains willing to, devote all necessary resources to completing the due diligence process so that the two companies can conduct negotiations, execute definitive documentation and close a transaction in an expeditious manner.

Goldman, Sachs & Co. is acting as financial advisor to Omnicare and dealer manager for the offer and Dewey & LeBoeuf LLP and Axinn, Veltrop & Harkrider LLP are acting as legal counsel.

About Omnicare

Omnicare, Inc., a Fortune 400 company based in Covington, Kentucky, provides comprehensive pharmaceutical services to patients and providers across North America.  As the market-leader in professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other chronic care institutions, Omnicare leverages its unparalleled clinical insight into the geriatric market along with some of the industry’s most innovative technological capabilities to the benefit of its long-term care customers.  Omnicare also provides key commercialization services for the bio-pharmaceutical industry and end-of-life disease management through its Specialty Care Group.  For more information, visit www.omnicare.com.

Forward-looking Statements

In addition to historical information, this communication contains certain statements that constitute “forward-looking statements.”  These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this communication (including, but not limited to, statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact.  Such forward-looking statements, together with other statements that are not historical, are based on management’s current expectations and involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated.  These risks and uncertainties include, but are not limited to, the possibility that Omnicare will not pursue a transaction with PharMerica, the timing to consummate a potential transaction between Omnicare and PharMerica, the ability and timing to obtain required regulatory approvals, Omnicare’s ability to realize the synergies contemplated by a potential transaction, Omnicare’s ability to promptly and effectively integrate the businesses of PharMerica and Omnicare, the performance of Omnicare’s institutional pharmacy business, business conditions in the institutional pharmacy industry generally, the inability to expand geographically as anticipated, the inability to leverage services and capabilities among Omnicare’s network of institutional pharmacies as anticipated, the effectiveness of Omnicare’s strategy in the institutional pharmacy business, the ability of the PharMerica acquisition to strengthen relationships with pharmaceutical and biotechnology companies and the risks and uncertainties described in Omnicare’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission (“SEC”).  Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare’s actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

On September 7, 2011, Philadelphia Acquisition Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Omnicare, Inc. (“Omnicare”), commenced a tender offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of PharMerica Corporation (“PharMerica”) at a price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).  The Offer is scheduled to expire at 5:00 p.m., New York City time, on December 2, 2011, unless extended.  If the Offer is extended, Omnicare will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day following the date the Offer was scheduled to expire.  The Offer is conditioned on, among other things, there being validly tendered and not withdrawn at least a majority of the total number of Shares outstanding on a fully diluted basis, the board of directors of PharMerica redeeming or invalidating its “poison pill” stockholder rights plan, receipt of regulatory approvals and other customary closing conditions as described in the Offer to Purchase. The Offer is not subject to any financing contingencies.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) that was filed on September 7, 2011 by Omnicare and Purchaser with the SEC.  These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Offer, that should be read carefully before any decision is made with respect to the Offer.  Investors and security holders of PharMerica are able to obtain free copies of these documents and other documents filed with the SEC by Omnicare through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Omnicare, Inc., 100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011.  Free copies of any such documents can also be obtained by directing a request to Omnicare’s information agent, D.F. King & Co., Inc., by phone at (212) 269-5550 or toll-free at (800) 769-7666 or by email at info@dfking.com.

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Contacts:

Omnicare

Patrick C. Lee

(859) 392-3444

patrick.lee@omnicare.com

Joele Frank, Wilkinson Brimmer Katcher

Andy Brimmer / Jamie Moser

(212) 355-4449

abrimmer@joelefrank.com

jmoser@joelefrank.com